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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                  SCHEDULE 13D
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 2)*


                               EMERSON RADIO CORP.
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                                (Name of Issuer)

                          Common Stock, $.01 par value
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                         (Title of Class of Securities)

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                                    291087203
                                 (CUSIP Number)
                                                   with a copy to:
    Elizabeth J. Calianese, Esq.                   John D. Schupper, Esq.
    Emerson Radio Corp.                            Lowenstein Sandler PC
    Nine Entin Road                                65 Livingston Avenue
    Parsippany, New Jersey  07054                  Roseland, New Jersey  07068
    (973) 884-5800                                 (973) 597-2500
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                 (Name, Address and Telephone Number of Persons
                Authorized to Receive Notices and Communications)

                                January 20, 2005
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             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule l3G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. |_|

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss. 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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CUSIP No.   291087203
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       1)   Names of Reporting Persons/I.R.S. Identification Nos. of Above
            Persons (entities only):

                               Geoffrey P. Jurick

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       2)   Check the Appropriate Box if a Member of a Group (See Instructions):
            (a)   [ ]
            (b)   [ ]

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       3)   SEC Use Only

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       4)   Source of Funds (See Instructions):   Not Applicable

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       5)   Check if Disclosure of Legal Proceedings is Required Pursuant to
            Items 2(d) or 2(e): Not Applicable

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       6)   Citizenship or Place of Organization: Germany

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         Number of                         7) Sole Voting Power:  10,265,576*
          Shares                              -----------------
        Beneficially                       8) Shared Voting Power:      0
         Owned by                             -------------------
           Each
         Reporting                         9) Sole Dispositive Power:  250,100*
          Person                              -----------------------
           With                           10) Shared Dispositive Power:  0
                                              ------------------------

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      11)      Aggregate Amount Beneficially Owned by Each Reporting Person:
               10,265,576*

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      12)      Check if the Aggregate Amount in Row (11) Excludes Certain Shares
                  (See Instructions):       *

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      13)      Percent of Class Represented by Amount in Row (11):  37.9%

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      14) Type of Reporting Person (See Instructions): IN

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* Mr. Jurick's beneficial ownership consists of 10,265,576 shares of Common
Stock, par value $.01 per share (the "Common Stock"), of Emerson Radio Corp. (the "Company") directly owned by him, of which 10,015,476 shares of Common Stock of the Company were pledged by Mr. Jurick in connection with a $16.0 million loan obtained by him on January 20, 2005. Mr. Jurick's beneficial ownership excludes 200,000 shares of Common Stock issuable upon exercise of options owned by Mr. Jurick that are not exercisable within 60 days of the date of this Schedule 13D.


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         Geoffrey P. Jurick, the Chairman, Chief Executive Officer and President
of Emerson Radio Corp. (the "Company") hereby amends the Schedule 13D, filed with the Securities and Exchange Commission (the "SEC") on July 21, 2000 and amended by Amendment No. 1 to the Schedule 13D, filed with the SEC on June 19, 2002 (the "Schedule 13D"), relating to the shares of common stock, $.01 par value (the "Common Stock"), of the Company, as follows:

Item 3.           Source and Amount of Funds or Other Consideration.
                  -------------------------------------------------

         Not applicable.

Item 4.           Purpose of Transaction.
                  ----------------------

         On January 20, 2005, Mr. Jurick obtained a $16.0 million loan from a foreign financial institution. This 90 day loan is subject to extension by Mr. Jurick for an additional 90 days, is guaranteed by a third party unaffiliated with Emerson and is secured by a pledge by Mr. Jurick of approximately 10 million shares of Common Stock of the Company owned by Mr. Jurick (approximately 37% of the Company's outstanding common stock with a current market value of approximately $36.0 million). A significant portion of the loan was used by Mr. Jurick to satisfy in full the previously disclosed judgment in favor of Petra Stelling. All outstanding litigation between Mr. Jurick and Ms. Stelling has been terminated.

Item 5.           Interest in Securities of the Issuer.
                  ------------------------------------

         As of January 25, 2005, there were 27,103,164 shares of Common Stock issued and outstanding. As of such date, Mr. Jurick beneficially owned 10,265,576 shares of Common Stock, or approximately 37.9% of the total outstanding Common Stock, of which 10,015,476 shares of Common Stock were pledged by Mr. Jurick in connection with the loan described in Item 4. Mr. Jurick has sole voting power with respect to all of these shares of Common Stock. Mr. Jurick has sole power to dispose or direct the disposition of 250,100 shares of Common Stock. Mr. Jurick's ability to dispose or direct the disposition of the remaining shares of Common Stock is subject to the pledge set forth in Item 4. Except as described in Items 4 and 5, Mr. Jurick does not have shared power to vote or direct the vote or shared power to dispose or direct the disposition of any shares of Common Stock. Mr. Jurick's beneficial ownership excludes 200,000 shares of Common Stock issuable upon exercise of options owned by Mr. Jurick that are not exercisable within 60 days of the date of this
Schedule 13D.

         Except as described in Item 4 above, Mr. Jurick has not effected any transactions in the Common Stock during the past 60 days.

         No other person is known to Mr. Jurick to have the right to receive or power to direct dividends from, or proceeds from the sale of, shares of Common Stock beneficially owned by Mr. Jurick, except as described in Item 4 above.

Item 7.           Material to be Filed as Exhibits.
                  --------------------------------

                  None


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                                    SIGNATURE

                  After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.


January 31, 2005


                                             /s/ Geoffrey P. Jurick
                                             ----------------------
                                             Geoffrey P. Jurick


Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).



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